SECOND NATURE SERIES TRUST	ARBOR COURT CAPITAL, LLC
8000 Town Centre Drive, Suite 400	8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147	Broadview Heights, OH 44147

June 22, 2018

VIA ELECTRONIC TRANSMISSION

Ms. Kimberly Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Second Nature Series Trust, Files Nos.: 333-216601; 811-23266

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, Second Nature Series Trust (the "Registrant") and Arbor Court Capital, LLC (the Second Nature Thematic Growth Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement (the "Amendment"), which was filed on June 21, 2018, to that date, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.  The undersigned is each aware of its obligations under the 1933 Act and that the SEC may no longer require a Tandy letter to be included in this correspondence.  Nonetheless, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund.  If you have any questions concerning this request please contact JoAnn M. Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217.

Second Nature Series Trust

Arbor Court Capital, LLC

By: /s/ John Oldham

By: /s/ Gregory Getts

Name:

John Oldham

Name:

Gregory Getts

Title:

President

Title:

President

Date:

June 21, 2018

Date:

June 21, 2018

4839-8816-4182.2